Night Flight, Inc.

(a Delaware corporation)

Reviewed Financial Statements

For Years ending December 31, 2016 and 2015

Prepared by:

 IndigoSpire

IndigoSpire CPA Group, LLC
13918 East Mississippi Ave., Suite 68845
Aurora, CO 80012

Financial Statements

Night Flight, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 15, 2017

To: Board of Directors of Night Flight, Inc.

Re: 2016 and 2015 Financial Statement Review
         Night Flight, Inc.
         1813 Worrington Street
         Sarasota, Florida 34231

We have reviewed the accompanying financial statements of Night Flight, Inc. (f/k/a Night Flight Networks, LLC), which comprise the balance sheet as of December 31, 2016 and December 31, 2015, and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 /s/ IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

Night Flight, Inc.

Balance Sheet (unaudited)
As of December 31, 2016 and December 31, 2015
See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

		2016	2015
ASSETS			
Current Assets			
	Cash & Cash Equivalents	1,180	6,133
	Library Assets	9,648	9,648
	Total Current Assets	10,828	15,781
Non-current Assets			
	None	0	0
TOTAL ASSETS		**10,828**	**15,781**

LIABILITIES AND STOCKHOLDERS' EQUITY

		2016	2015
LIABILITIES			
Current Liabilities			
	Accounts Payable	11,843	2,977
	Other Current Liabilities	122,493	65,308
	Total Current Liabilities	134,336	68,285
Non-current Liabilities			
	None		
TOTAL LIABILITIES		**134,336**	**68,285**
STOCKHOLDERS EQUITY			
	Common Stock	15,747	15,747
	Retained Earnings, net of Distributions	(139,255)	(68,251)
TOTAL STOCKHOLDERS' EQUITY		**(123,508)**	**(52,504)**

The accompanying Notes are an important and integral part of the financial statements

Night Flight, Inc.

Income Statement (unaudited)
For the years ending December 31, 2016 and December 31, 2015
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
Revenues, net of Allowances and Returns	69,253	6,761
Less: Cost of Revenues	0	0
Total Gross Profit	69,253	6,761
Selling, General and Administrative	139,897	75,012
Total Income from Operations	(70,644)	(68,251)
Other Income and Expense	(360)	0
Total Income before Taxes	(71,004)	(68,251)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(71,004)**	**(68,251)**

The accompanying Notes are an important and integral part of the financial statements

Night Flight, Inc.

Statement of Changes in Stockholders' Equity (unaudited)
For the year ending December 31, 2016 and December 31, 2015
See Accountant's' Review Report and Notes to the Financial Statements

	Class A Shares		Class B Shares		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance at January 1, 2015	0	$0	0	$0	**$15,747**	**$0**	**$15,747**
2015 Net Income						(68,251)	(68,251)
Balance at December 31, 2015					**15,747**	**(68,251)**	**(52,504)**
2016 Net Income						(71,004)	(71,004)
Balance at December 31, 2016		$0		$0	**15,747**	**(133,955)**	**(123,508)**

The accompanying Notes are an important and integral part of the financial statements

Night Flight, Inc.

Statement of Cash Flows (unaudited)
As of December 31, 2016 and December 31, 2015
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
CASH FLOWS FROM OPERATIONS		
Net Income	(71,004)	(68,251)
Increases in Accounts Payable	8,866	2,977
Increase in Library Assets	0	(9,648)
TOTAL CASH FLOWS FROM OPERATIONS	(62,138)	(74,923)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Short-term Loans	57,185	65,308
Issuance of Ownership Interests	0	15,747
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	57,185	81,055
NET CHANGE IN CASH POSITION	(4,953)	6,133
Cash, beginning of year	6,133	0
Cash, end of year	1,180	6,133
Interest Paid	0	0
Taxes Paid	0	0

The accompanying Notes are an important and integral part of the financial statements

Night Flight, Inc.

Notes and Additional Disclosures to the Financial Statements
For the years ending December 31, 2016 and December 31, 2015

Note 1 – Summary of Significant Accounting Policies and Corporate Structure

(a) *Summary* – Night Flights, Inc. (the "Company") is an operating entertainment company. The Company's operations were initially managed under the name of Night Flight Networks, LLC (a Florida limited liability company) which was formed in 2008. The Company was formed on January 31, 2017, subsequent to the reporting date of these financial statements, to license certain entertainment properties from affiliate companies. The Company's management is conducted virtually, though its registered address is in Sarasota, Florida.

The Company is progressing through the regulatory and capital raising stage under Title III of the JOBS Act (Regulation Crowdfunding or Reg CF). As such, the Company is seeking an exemption from securities registration under Reg CF. If approved, the Company my issue securities up to $1 million in value.

The Company's principal shareholder and executive is Stuart Shapiro.

(b) *Methods of Accounting and Basis for Presentation* – The Company prepares the financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements." The Company does not present or disclose certain items otherwise required under Topic 915.

The Company has chosen December 31 as its year end.

(c) *Estimates* – The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements. Actual results are reconciled with these estimates as they occur but they may differ from initial reporting.

(d) *Comparative Financial Statements* – Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title III of the JOBS Act as contained in 17 CFR 227.201(t)(3).

Because the issuing date of the financial statements is after 120 days since the ending of its latest fiscal year, two full years of results are presented.

(e) *Revenue Recognition* – The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) *Cash and Cash Equivalents* – As of the reporting period, the Company maintains an FDIC-insured bank account.

(g) *Accounts or Investments Receivable* – As of the reporting period, the Company does not have any account receivable or investor capital commitments receivable.

(h) *Fair Value of Financial Instruments* - The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

(i) *Deferred Offering Costs* - The Company complies with the requirements of ASC 340-10. Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed. As of the reporting date, no Deferred Offering Costs have been accrued, but may be accrued in the future.

(k) *Income Taxes* – When the Company operated as Night Flight Networks, LLC, the Company was treated as a flow-through entity for federal and State income tax purposes under the Internal Revenue Code. As such, the Company allocated items of income, loss, deduction and credit to its shareholders and was not, itself, liable for federal income taxes. The Company will record a provision for income taxes for certain state income tax liabilities, if appropriate.

At this time, no activity of the Company requires a provision for state income tax.

Under its new corporate form, the Company will accrue for federal and state income taxes in the future along with deferred tax assets and liabilities in accordance with ASC 740.

Note 2 – Short-Term Loans

The Company has recorded short-term loans from its principal shareholder, Mr. Shapiro, and certain relatives of Mr. Shapiro during this early operating stage. The Company is obligated to repay these amounts from investor funds raised or profits from investments as soon as prudent. The creditors have agreed not to charge the Company interest for these amounts at this time.

As of December 31, 2016 and 2015, the Company had Short-Term Liabilities of 122,493 and 65,308, respectively. The increase in the loan amounts in 2016 was due solely to loan proceeds from the Mr. Shapiro.

Note 3 – Line of Credit and Other Liabilities

The Company has not borrowed from any creditor other than the Short-Term Liabilities described above.

Note 4 – Related Party Transactions

The Board of Directors of the Company governs the relationship between the Company, its shareholders and management. The operating agreement specifically allows for certain related party transactions and cautions future shareholders that such transactions may or may not be negotiated at an arm's length.

As of the reporting date, the only related party transactions entered into by the Company is that of the Short-Term Liabilities, discussed in Note 2, above. Future operations of the Company may include licensing, financing and other service arrangements with companies under control of Mr. Shapiro.

Note 5 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through May 15, 2017 including adoption or implementation of any required accounting standard updates.